# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Dianthus Therapeutics, Inc. /DE/, CIK 0001690585
CUSIP: 252828108
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 7 Times Square, 43rd Floor, New York, New York (NY), 10036
Date of event which requires filing of this statement: 09/11/2025
Amends the filing with accession number 0001193125-23-239624
Filed by CIK 0001802528
Persons authorized to receive notices and communications: Ms. Erin O'Connor, Fairmount Funds Management LLC, 200 Barr Harbor Drive, Suite 400, West Conshohocken, Pennsylvania (PA), 19428, (267) 262-5300

## Reporting persons
- Fairmount Funds Management LLC (CIK 0001802528): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,052,052; sole dispositive power 0; shared dispositive power 4,052,052; aggregate amount beneficially owned 4,052,052 (9.9% of the class)
  Comment: The securities include (i) 3,307,191 shares of common stock, $0.001 par value ("Common Stock"), and (ii) pre-funded warrants to purchase up to 744,861 shares of Common Stock (the "Pre-Funded Warrants"), the exercise of which is subject to a beneficial ownership limitation of 9.99% of the outstanding Common Stock. The securities exclude shares of Common Stock issuable upon exercise of the Pre-Funded Warrants in excess of the beneficial ownership limitation.
  
  Row 13 is based on 40,561,085 shares of Common Stock outstanding as of September 11, 2025, consisting of (i) 32,188,345 shares of Common Stock outstanding as of August 6, 2025, as reported in the Company's most recent Quarterly Report on Form 10-Q, (ii) a total of 7,627,879 shares of Common Stock issued in the Company's underwritten public offering on September 11, 2025, as reported in the Company's Current Report on Form 8-K filed on September 11, 2025, and (iii) the 744,861 shares of Common Stock underlying the Pre-Funded Warrants owned by the Reporting Persons, subject to the beneficial ownership limitation.
- Fairmount Healthcare Fund II L.P. (CIK 0001769651): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,052,052; sole dispositive power 0; shared dispositive power 4,052,052; aggregate amount beneficially owned 4,052,052 (9.9% of the class)
  Comment: The securities include (i) 3,307,191 shares of Common Stock, and (ii) 744,861 shares of Pre-Funded Warrants, the exercise of which is subject to a beneficial ownership limitation of 9.99% of the outstanding Common Stock. The securities exclude shares of Common Stock issuable upon exercise of the Pre-Funded Warrants in excess of the beneficial ownership limitation.
  
  Row 13 is based on 40,561,085 shares of Common Stock outstanding as of September 11, 2025, consisting of (i) 32,188,345 shares of Common Stock outstanding as of August 6, 2025, as reported in the Company's most recent Quarterly Report on Form 10-Q, (ii) a total of 7,627,879 shares of Common Stock issued in the Company's underwritten public offering on September 11, 2025, as reported in the Company's Current Report on Form 8-K filed on September 11, 2025, and (iii) the 744,861 shares of Common Stock underlying the Pre-Funded Warrants owned by the Reporting Persons, subject to the beneficial ownership limitation.
- Fairmount SPV III, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Peter Evan Harwin (CIK 0001663607): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,052,052; sole dispositive power 0; shared dispositive power 4,052,052; aggregate amount beneficially owned 4,052,052 (9.9% of the class)
  Comment: The securities include (i) 3,307,191 shares of Common Stock, and (ii) 744,861 shares of Pre-Funded Warrants, the exercise of which is subject to a beneficial ownership limitation of 9.99% of the outstanding Common Stock. The securities exclude shares of Common Stock issuable upon exercise of the Pre-Funded Warrants in excess of the beneficial ownership limitation.
  
  Row 13 is based on 40,561,085 shares of Common Stock outstanding as of September 11, 2025, consisting of (i) 32,188,345 shares of Common Stock outstanding as of August 6, 2025, as reported in the Company's most recent Quarterly Report on Form 10-Q, (ii) a total of 7,627,879 shares of Common Stock issued in the Company's underwritten public offering on September 11, 2025, as reported in the Company's Current Report on Form 8-K filed on September 11, 2025, and (iii) the 744,861 shares of Common Stock underlying the Pre-Funded Warrants owned by the Reporting Persons, subject to the beneficial ownership limitation.
- Tomas Kiselak (CIK 0001830177): type of reporting person: individual (IN); citizenship or place of organization: Slovakia (2B); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,052,052; sole dispositive power 0; shared dispositive power 4,052,052; aggregate amount beneficially owned 4,052,052 (9.9% of the class)
  Comment: The securities include (i) 3,307,191 shares of Common Stock and (ii) 744,861 shares of Pre-Funded Warrants, the exercise of which is subject to a beneficial ownership limitation of 9.99% of the outstanding Common Stock. The securities exclude shares of Common Stock issuable upon exercise of the Pre-Funded Warrants in excess of the beneficial ownership limitation.
  
  Row 13 is based on 40,561,085 shares of Common Stock outstanding as of September 11, 2025, consisting of (i) 32,188,345 shares of Common Stock outstanding as of August 6, 2025, as reported in the Company's most recent Quarterly Report on Form 10-Q, (ii) a total of 7,627,879 shares of Common Stock issued in the Company's underwritten public offering on September 11, 2025, as reported in the Company's Current Report on Form 8-K filed on September 11, 2025, and (iii) the 744,861 shares of Common Stock underlying the Pre-Funded Warrants owned by the Reporting Persons, subject to the beneficial ownership limitation.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: Dianthus Therapeutics, Inc. /DE/
Address of issuer's principal executive offices: 7 Times Square, 43rd Floor, New York, New York (NY), 10036
Comment: This Amendment No. 3 amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on September 21, 2023, Amendment No. 1 filed on January 24, 2024, and Amendment No. 2 filed on April 1, 2024 (as amended, the "Statement" or the "Schedule 13D") by the Reporting Persons with respect to the common stock, $0.001 par value ("Common Stock"), of Dianthus Therapeutics, Inc. (the "Company"). Unless otherwise defined herein, capitalized terms used in this Amendment No. 3 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged. The address of the principal executive offices of the Company is 7 Times Square, 43rd Floor, New York, NY 10036.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed jointly by (1) Fairmount Funds Management LLC, a Delaware limited liability company and Securities and Exchange Commission registered investment adviser under the Investment Advisers Act of 1940 ("Fairmount"); (2) Fairmount Healthcare Fund II L.P., a Delaware limited partnership ("Fund II"); (3) Fairmount SPV III, LLC, a Delaware limited liability company ("SPV"); (4) Peter Harwin; and (5) Tomas Kiselak (Mr. Harwin, Mr. Kiselak, Fairmount, Fund II, and SPV are collectively referred to herein as the "Reporting Persons"). The joint filing agreement of the Reporting Persons is attached as Exhibit 99.1 to this Schedule 13D.

Fairmount serves as investment manager for Fund II and the Class A member for SPV and may be deemed a beneficial owner for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the "Act") of any securities of the Company held by Fund II and SPV. Fund II has delegated to Fairmount the sole power to vote and the sole power to dispose of all securities held in Fund II's portfolio, including the shares of Common Stock reported herein. Because Fund II has divested itself of voting and investment power over the reported securities it holds and may not revoke that delegation on less than 61 days' notice, Fund II disclaims beneficial ownership of the securities it holds for purposes of Section 13(d) of the Act and therefore disclaims any obligation to report ownership of the reported securities under Section 13(d) of the Act. As the Class A member for SPV, Fairmount has the sole power to vote and the sole power to dispose of all of the securities held in SPV's portfolio, including the shares of Common Stock reported herein. Because SPV has no voting or investment power over the reported securities it holds, SPV disclaims beneficial ownership of the securities it holds for purposes of Section 13(d) of the Act and therefore disclaims any obligation to report ownership of the reported securities under Section 13(d) of the Act. As managers of Fairmount, Mr. Harwin, and Mr. Kiselak may be deemed beneficial owners, for purposes of Section 13(d) of the Act, of any securities of the Company beneficially owned by Fairmount. Fairmount, Mr. Harwin and Mr. Kiselak disclaim beneficial ownership of the securities reported in this Schedule 13D other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of this Schedule 13D shall not be deemed an admission that any of Fairmount, Mr. Harwin or Mr. Kiselak is the beneficial owner of such securities for any other purpose.
Residence or business address: The principal business address of each of the Reporting Persons is 200 Barr Harbor Drive, Suite 400, West Conshohocken, PA 19428.
Present principal occupation or employment: The principal business of Fairmount is to provide discretionary investment management services to qualified investors through Fund II and SPV, which are each private pooled investment vehicles. The principal occupation of Mr. Harwin and Mr. Kiselak is investment management.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect at such laws.
Citizenship: Fairmount is a Delaware limited liability company. Fund II is a Delaware limited partnership. SPV is a Delaware limited liability company. Mr. Harwin is a citizen of the United States of America. Mr. Kiselak is a citizen of Slovakia.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Statement is hereby amended and supplemented as follows:

In aggregate, the Reporting Persons have voting and dispositive power over 4,052,052 shares of Common Stock of the Company, which is comprised of (a) 3,307,191 shares of Common Stock, and (b) Pre-Funded Warrants to purchase up to 744,861 shares of Common Stock, the exercise of which is subject to a beneficial ownership limitation of 9.99% of the outstanding Common Stock. The securities exclude shares of Common Stock issuable upon exercise of the Pre-Funded Warrants in excess of the beneficial ownership limitation.

On September 11, 2025, Fund II purchased a total of 600,000 shares of Common Stock from the Company for an aggregate of $19,800,000 in an underwritten public offering. The shares were purchased with working capital.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended and supplemented as follows:

Fund II purchased the shares of Common Stock referenced in Item 3 for investment purposes.

On March 4, 2025, Mr. Kiselak resigned from the Board of Directors of the Company. Mr. Kiselak's resignation was not the result of any disagreement with the Company on any matter relating to the Company's operations, policies or practices. As a result of his resignation, Mr. Kiselak no longer may be deemed to have influence over the corporate activities of the Company, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the board of directors of the Company with respect to the business and affairs of the Company and may from time to time consider pursuing or proposing such matters with advisors, the Company or other persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information in rows 11 and 13 of each of the cover pages of this Amendment No. 3 is incorporated by reference herein.

The percentages used in this Schedule 13D are calculated based upon 40,561,085 shares of Common Stock outstanding as of September 11, 2025, consisting of (i) 32,188,345 shares of Common Stock outstanding as of August 6, 2025, as reported in the Company's most recent Quarterly Report on Form 10-Q, (ii) a total of 7,627,879 shares of Common Stock issued in the Company's underwritten public offering on September 11, 2025, as reported in the Company's Current Report on Form 8-K filed on September 11, 2025, and (iii) the 744,861 shares of Common Stock underlying the Pre-Funded Warrants owned by the Reporting Persons, subject to the beneficial ownership limitation.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information in rows 7 through 10 of each of the cover pages of this Amendment No. 3 is incorporated by reference herein.

The Reporting Persons' securities consist of (a) 3,307,191 shares of Common Stock, and (b) Pre-Funded Warrants to purchase up to 744,861 shares of Common Stock, the exercise of which is subject to a beneficial ownership limitation of 9.99% of the outstanding Common Stock. The securities exclude shares of Common Stock issuable upon exercise of the Pre-Funded Warrants in excess of the beneficial ownership limitation.
Transactions in the class effected during the past sixty days: On September 11, 2025, Fund II purchased a total of 600,000 shares of Common Stock from the Company at a price of $33.00 per share, for an aggregate of $19,800,000 in an underwritten public offering.
Other persons with the right to receive dividends or sale proceeds: Fairmount is the investment manager to Fund II and the Class A member for SPV and has voting and dispositive power over shares of Common Stock held on behalf of Fund II and SPV.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement

## Signatures
- Fairmount Funds Management LLC: /s/ Peter Harwin, Peter Harwin, Managing Member (09/15/2025)
- Fairmount Funds Management LLC: /s/ Tomas Kiselak, Tomas Kiselak, Managing Member (09/15/2025)
- Fairmount Healthcare Fund II L.P.: /s/ Peter Harwin, Peter Harwin, Managing Member (09/15/2025)
- Fairmount Healthcare Fund II L.P.: /s/ Tomas Kiselak, Tomas Kiselak, Managing Member (09/15/2025)
- Fairmount SPV III, LLC: By: Fairmount Funds Management LLC, its Class A Member, /s/ Peter Harwin, Peter Harwin, Managing Member (09/15/2025)
- Fairmount SPV III, LLC: /s/ Tomas Kiselak, Tomas Kiselak, Managing Member (09/15/2025)
- Peter Evan Harwin: /s/ Peter Harwin, Peter Harwin (09/15/2025)
- Tomas Kiselak: /s/ Tomas Kiselak, Tomas Kiselak (09/15/2025)